Mail Stop 3010

January 6, 2010

Mr. Michael R. Burwell
Chief Financial Officer of General Partner for
Redwood Mortgage Investors VI, a California Limited Partnership
900 Veterans Blvd., Suite 500
Redwood City, CA 94063

      Re: **Redwood Mortgage Investors VI, a California Limited Partnership**
              Form 10-K for the year ended December 31, 2008
              File No. 0-17573

Dear Mr. Burwell:

We have reviewed your response letter dated August 21, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2008

Business, page 4

1. We note your response to comment 3 of our letter dated July 10, 2009. In providing more detail of the makeup of your loan portfolio, please provide a breakdown of the amounts, based on principal outstanding, that are maturing in each of the next 5 years and those that have already matured.

Item 7- Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 12

2. We note your response to prior comment 6 and that you intend to enhance your disclosure in future filings related to how California real estate values and other material economic trends may impact your processes for determining the adequacy of your allowance for loan losses. Please supplementally provide a draft of such disclosure to us. In your response and disclosure, as applicable, please tell us the valuation methodologies used to determine the value of the collateral. Please discuss the following in your response:

- What sources you rely on to track the trends in California real estate values.
- How such sources may lead you to adjust your assumptions related to estimated fair values of the related collateral on your loans. Tell us if you apply discounts to the original valuations of the collateral and, if so, please tell us the range of these discounts.
- How your assumptions give effect to current trends versus medium-term versus longer-term trends in prices.
- The extent to which you use third-party appraisers.
- How often valuations of the collateral are performed/obtained and how they are reviewed for appropriateness.
- How sensitive any assumptions used in your valuations are and what consideration you gave to disclosing a sensitivity analysis of the significant assumptions.

3. Please tell us how loans that are determined not to be individually impaired, are considered in the assessment of an allowance under SAB 6L, subtopics 450-10 and 450-20 of the FASB Accounting Standards Codification and paragraphs 310-10-35-35 and 310-10-35-36 of the FASB Accounting Standards Codification. Explain to us how you considered the referenced guidance in determining whether an allowance was required for probable credit losses inherent in the remaining portion of your loan portfolio that was not identified as individually impaired.

Form 10-Q for the quarter ended September 30, 2009

Note 5 – Asset Concentrations and Characteristics, page 14

4. You disclose that as of September 30, 2009 and December 31, 2008 you had 3 loans totaling $787,452 and 1 loan totaling $318,587, respectively, in foreclosure status. You also disclose in your Forms 10-Q and 10-K that you had 4 impaired

loans as of September 30, 2009 and 2 impaired loans as of December 31, 2008. Please confirm to us that these foreclosed loans are included in the loans disclosed as impaired in your filings. If they are not, please explain why. Also, tell us the fair value of the collateral less costs to sell as of September 30, 2009 and December 31, 2008 for these loans and how you determined the fair values.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.   Please contact Duc Dang, Staff Attorney, at (202) 551-3386 or Tom Kluck, Branch Chief, at (202) 551-3233 with regard to legal comments.

Sincerely,

Jessica Barberich
Assistant Chief Accountant